H.B. Fuller Company
1200 Willow Lake Boulevard	Correspondence to:
St. Paul, Minnesota 55110-5101	P.O. Box 64683
St. Paul, Minnesota 55164-0683

April 12, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Li Xiao Branch Chief

Re:	H.B. Fuller Company Form 10-K For the fiscal year ended December 2, 2023 Filed January 24, 2024 Form 8-K dated January 17, 2024 File No. 001-09225

Dear Li Xiao:

This letter contains the responses of H.B. Fuller Company (the “Company,” “we,” or “our”) to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 15, 2024 regarding the reports referenced above. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter.

Form 8-K dated January 17, 2024

Exhibit 99.1

Regulation G Reconciliation, page 8

1.

We note Project One was approved in 2012 and will continue beyond 2024. We note the execution of Project One is being supported by internal resources and consulting services. We note your organizational realignment includes costs incurred as a direct result of the organizational realignment program, including compensation for employees supporting the program, consulting expense and operational inefficiencies. We note you have approved restructuring “plans” in 2023, and previously complete plans include the 2020 Restructuring Plan, the 2017 Restructuring Plan, and the Royal Adhesives Restructuring Plan. We note acquisition project costs include costs related to integrating and accounting for acquisitions and there were approximately ten acquisitions over the past two fiscal years. We note you have previously provided information to the staff via your response letter dated April 30, 2021 and that certain of these expenses have become more significant since then and that currently certain of the descriptions related to the non-GAAP adjustments lack sufficient detail that would allow investors to fully assess your non-GAAP measure. As it relates to the acquisition project costs, organizational realignment costs and Project One costs included within your reconciliation to Adjusted net income attributable to H.B. Fuller, please more fully describe the nature of the specific costs that were incurred and any relevant details to understand the context of the costs being incurred. Please quantify any material categories within these non-GAAP adjustments. Please provide us any proposed changes. In addition, please reconcile for us the amount of acquisition project costs and organizational realignment costs presented here with the amount in Note 3: Restructuring Activities, of your financial statements.

U.S. Securities and Exchange Commission
April 12, 2024

Acquisition project costs consist of transaction, purchase accounting and business integration costs. Transaction costs include consulting and professional fees, representations and warranties insurance premiums and employee acquisition-related travel expenses. Purchase accounting costs include professional fees for valuation services, inventory step-up cost and the impact of changes in contingent consideration liabilities after the completion of the purchase price allocation. Business integration costs include the cost of transitional services and retention plan costs for acquired employees.

Organization realignment costs consist of professional fees related to legal entity and business structure changes, employee retention and severance costs, and facility rationalization costs related to the closure of production facilities and consolidation of business activities. Facility rationalization costs include plant closure costs, the impact of accelerated depreciation, and operational inefficiencies.

Project ONE costs consist of non-capitalizable consulting fees and internal employee compensation and travel costs related to the design and implementation of our SAP ERP system.

In accordance with the Staff’s comment, in future earnings releases, we will more fully describe the above costs included in our reconciliation of Adjusted net income attributable to H.B. Fuller to Net income attributable to H.B. Fuller. Additionally, we will quantify material categories within those non-GAAP adjustments. An example of the disclosures to be included in our future earnings releases is presented below.

H.B. FULLER COMPANY AND SUBSIDIARIES

REGULATION G RECONCILIATION

In thousands, except per share amounts (unaudited)

	Three Months Ended		Year Ended
	December 2,	December 3,	December 2,	December 3,
	2023	2022	2023	2022

Net income attributable to H.B. Fuller	$44,991	$48,305	$144,906	$180,313

Adjustments:
Acquisition project costs [1]	4,765	1,822	16,874	10,830
Organizational realignment [2]	10,549	1,471	29,900	6,386
Royal restructuring and integration [3]	-	1,467	-	2,474
Project One [4]	2,193	2,326	9,815	9,885
Other [5]	(3,903)	4,524	(611)	12,791
Discrete tax items [6]	16,955	1,610	26,085	9,308
Income tax effect on adjustments [7]	(1,158)	(3,911)	(10,604)	(10,699)
Adjusted net income attributable to H.B. Fuller [8]	74,392	57,614	216,365	221,288

Add:
Interest expense	33,297	30,046	131,913	91,547
Interest income	(1,217)	(1,609)	(3,943)	(7,790)
Income taxes	26,477	17,464	78,047	78,576
Depreciation and Amortization expense [9]	39,653	37,469	158,456	146,394
Adjusted EBITDA [8]	172,602	140,984	580,838	530,015

Diluted Shares	56,161	55,472	55,958	55,269
Adjusted diluted income per common share attributable to H.B. Fuller [8]	$1.32	$1.04	$3.87	$4.00
Adjusted net revenue	$902,879	$958,213	$3,510,934	$3,749,183
Adjusted EBITDA margin [8]	19.1%	14.7%	16.5%	14.1%

1 Acquisition project costs include costs related to evaluating, acquiring and integrating business acquisitions. Acquisition project costs include $1,421 and $1,090 in transaction costs (primarily consulting and professional fees, representations and warranties insurance premiums and employee acquisition-related travel expenses), $1,489 and $732 in purchasing accounting costs (primarily professional fees for valuation services, inventory step-up cost and the impact of changes to contingent consideration liabilities after the completion of the purchase price allocation) and $1,855 and $0 in business integration costs (primarily costs of transition services agreements and retention bonuses paid to employees of the acquired entities) for the three months ended December 2, 2023 and December 3, 2022, respectively. Acquisition project costs include $6,960 and $8,824 in transaction costs (primarily consulting and professional fees, representations and warranties insurance premiums and employee acquisition related travel expenses), $7,712 and $2,006 in purchasing accounting costs (primarily professional fees for valuation services, inventory step-up cost and the impact of changes to contingent consideration liabilities after the completion of the purchase price allocation) and $2,202 and $0 in business integration costs (primarily costs of transition services agreements and retention bonuses paid to employees of the acquired entities) for the years ended December 2, 2023 and December 3, 2022, respectively.

U.S. Securities and Exchange Commission
April 12, 2024

2 Organizational realignment includes costs incurred as a direct result of the organizational realignment program, including professional fees related to legal entity and business structure changes, employee retention and severance costs, and facility rationalization costs related to the closure of production facilities and consolidation of business activities. Facility rationalization costs include plant closure costs, the impact of accelerated depreciation, and operational inefficiencies. Organizational realignment includes $812 and $240 in professional fees related to legal entity and business structure changes, $8,110 and $1,105 in employee severance and other related costs, and $1,627 and $126 related to facility rationalization costs for the three months ended December 2, 2023 and December 3, 2022, respectively. Organizational realignment includes $1,525 and $2,484 in professional fees related to legal entity and business structure changes, $25,490 and $3,105 in employee severance and other related costs, and $2,885 and $797 related to facility rationalization costs for the year ended December 2, 2023 and December 3, 2022, respectively.

3 Royal restructuring and integration program includes costs incurred as a direct result of the Royal restructuring and integration program including professional fees related to the restructuring and operational inefficiencies related to the closure of production facilities and consolidation of business activities.

4 Project One includes non-capitalizable project costs related implementing our global Enterprise Resource Planning system, including upgrading to SAP S/4HANA®, which will upgrade and standardize our information system.

As requested, a reconciliation of the adjustments contained in our Form 8-K compared to our disclosure in Note 3 to our Form 10-K related to the Organizational realignment and Royal restructuring and integration projects for fiscal year ended December 2, 2023 and December 3, 2022 is included below.

Fiscal year ended December 2, 2023
Form 10-K: Organizational realignment	$24,587
Internal personnel and other costs	(311)
Professional fees and other external costs	3,431
Operating inefficiencies	2,193
Form 8-K: Organizational realignment	$29,900

Fiscal year ended December 3, 2022
Form 10-K: Organizational realignment	$(352)	Form 10-K: Royal restructuring and integration	$(97)
Internal personnel and other costs	4,173	Internal personnel and other costs	1,252
Professional fees and other external costs	2,509	Professional fees and other external costs	729
Operating inefficiencies	56	Operating inefficiencies	590
Form 8-K: Organizational realignment	$6,386	Form 8-K: Royal restructuring and integration	$2,474

2.

Please explain to us why you present discrete tax items as an adjustment to determine Adjusted net income attributable to H.B. Fuller, separate and apart from your income taxes adjustment to determine Adjusted EBITDA. In addition, please explain to us the circumstances related to earnings that are no longer invested.

The Company presents discrete tax items as an adjustment to determine adjusted net income attributable to H.B. Fuller separate from income tax adjustments to determine adjusted EBITDA because, in the Company’s view, those discrete tax items do not relate to current year adjusted pre-tax earnings. The discrete tax items, like the other adjustments used to determine adjusted net income attributable to H.B. Fuller, are generally non-recurring or otherwise not directly related to current year earnings. The income tax adjustments used to determine adjusted EBITDA, on the other hand, represent tax impacts related to current period earnings that are added back to adjusted net income attributable to H.B. Fuller to arrive at adjusted EBITDA.

U.S. Securities and Exchange Commission
April 12, 2024

In calculating adjusted net income attributable to H.B. Fuller, the Company also adjusts for the income tax effects of the current year adjustments used to reconcile U.S. GAAP net income attributable to H.B. Fuller to adjusted net income attributable to H.B. Fuller.  For fiscal year 2023, the discrete tax items of $26,085, income tax effect on adjustments of ($10,604) and income tax adjustments of $78,047, when taken together, equal the U.S. GAAP income tax expense of $93,529.

The circumstances related to earnings that are no longer invested involve the Company’s practice of not recording U.S. deferred income taxes for certain of its non-U.S. subsidiaries’ undistributed earnings because those amounts are intended to be indefinitely reinvested outside of the U.S. Company management continuously assesses the Company’s global and the individual non-U.S. subsidiary’s local cash needs in evaluating whether earnings are intended to be indefinitely reinvested. Potential cash needs include, without limitation, capital investment, working capital, repayment of debt and acquisitions. During the fourth quarter of fiscal year 2023, Company management concluded that it no longer intends to indefinitely reinvest a portion of the undistributed earnings held by certain of the Company’s non-U.S. subsidiaries.  Based on that determination, the Company recorded withholding tax on those earnings.

3.

We note the headlines at the top of your news release refer to company achieves new record for Q4 and fiscal year adjusted EBITDA margin, and Q4 Adjusted EBITDA up 22% and Adjusted EBITDA margin up 440 basis points versus Q4 2022. Please tell us how you considered Non-GAAP Financial Measures C&DI 102.10(a) as it relates to the prominence of these non-GAAP measures in your news release.

The Company respectfully acknowledges the Staff’s comment and will revise its presentation of non-GAAP measures in future earnings releases, including in headlines, to include the comparable GAAP measure with equal or greater prominence as each non-GAAP measure in accordance with Non-GAAP Financial Measures C&DI 102.10(a).

Form 10-K For the fiscal year ended December 2, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

4.

We note you attribute the 2023 300 basis points change in cost of sales and gross profit to lower raw material costs and higher product pricing partially offset by the impact of lower sales volume. Please provide us and in future filings more insight and specificity as it relates to each of these factors. For example, analyze and discuss the underlying raw materials and products at hand. In addition, please provide quantitative information as it relates to the contribution of each factor to the basis point change. Refer to Item 303(a), (b), and (b)(2) of Regulation S-K for the relevant MD&A requirements.

In accordance with the Staff’s comment, in future filings the Company will provide more specificity and quantitative information related to the impact of sales volumes, product pricing, raw material costs and other manufacturing costs on cost of sales and gross margin. The Company respectfully notes for the Staff that it uses thousands of raw materials to produce thousands of products across diverse global and regional markets. Therefore, in the Company’s opinion, a detailed disclosure regarding raw material costs and product pricing is not practical and would not provide meaningful information to the Company’s investors and other stakeholders as no individual raw material or product would have a significant effect on our financial results. An example of the more detailed disclosures to be included in our future filings is presented below.

Cost of sales

($ in millions)	2023	2022	2023 vs 2022
Cost of sales	$2,502.0	$2,785.5	(10.2)%
Percent of net revenue	71.3%	74.3%

U.S. Securities and Exchange Commission
April 12, 2024

Cost of sales in 2023 compared to 2022 decreased 300 basis points as a percentage of net revenue. Raw material cost as a percentage of net revenue decreased 440 basis points in 2023 compared to 2022 due to lower raw material costs. Other manufacturing costs as a percentage of net revenue increased 140 basis points in 2023 compared to 2022 due to lower sales volume partially offset by higher product pricing.

Operating Segment Results, page 27

5.

In your separate discussions of segment operating income you make references to gross margin and SG&A, but these line items are not presented on a segment basis in your financial statements. Please provide additional quantitative information regarding the factors you cite in future filings. In addition, please provide additional insight into your analysis of SG&A and gross margin, similarly as requested in the comment above.

In accordance with the Staff’s comment, in future filings, the Company will provide more specificity and quantitative information regarding gross margin and SG&A on a segment basis. An example of the disclosures to be included in our future filings is presented below.

Hygiene, Health and Consumable Adhesives

($ in millions)	2023	2022	2023 vs 2022
Net revenue	$1,601.5	$1,695.9	(5.6)%
Segment operating income	$215.1	$165.8	29.7%
Segment profit margin %	13.4%	9.8%

The following tables provide details of Hygiene, Health and Consumable Adhesives net revenue variances:

2023 vs 2022
Organic revenue growth	(5.1)%
Extra week in 2022 (53-week year)	(1.8)%
M&A	4.6%
Currency	(3.3)%
Net revenue growth	(5.6)%

Net revenue decreased 5.6 percent in 2023 compared to 2022. The decrease in organic revenue growth was attributable to a decrease in sales volume, partially offset by an increase in product pricing. The 4.6 percent increase in net revenue from M&A was due to acquisitions of Lemtapes in the first quarter of 2023, Beardow Adams in the second quarter of 2023 and Adhezion in the third quarter of 2023. The negative currency effect was due to a weaker Egyptian pound, Turkish lira, Argentinian peso and Chinese renminbi offset by a stronger Mexican peso and Euro compared to the U.S. dollar. Additionally, net revenue in 2023 was lower than 2022 by 1.8 percent from an additional week of revenue in 2022 as it was a 53-week fiscal year compared to a 52-week fiscal year in 2023.  As a percentage of net revenue, raw material costs decreased 590 basis points due to lower raw material costs. Other manufacturing costs as a percentage of net revenue increased 90 basis points due to lower sales volume partially offset by higher product pricing. SG&A expenses as a percentage of net revenue increased by 140 basis points due to the impact of acquisitions and lower net revenue. Segment operating income increased 29.7 percent and segment operating margin as a percentage of net revenue increased 360 basis points in 2023 as compared to 2022.

*   *   *   *   *

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please call me at (651) 236-5710 or Gregory Ogunsanya, Senior Vice President, General Counsel and Corporate Secretary of the Company, at (651) 242-4924. Thank you.

U.S. Securities and Exchange Commission
April 12, 2024

Very truly yours,

/s/ John J. Corkrean
Executive Vice President & Chief Financial Officer

cc:

Michael Fay, Securities and Exchange Commission

William P. Miller, Ernst & Young LLP

Celeste B. Mastin, President and Chief Executive Officer

Gregory O. Ogunsanya, Senior Vice President, General Counsel and Corporate Secretary

Robert J. Martsching, Vice President and Corporate Controller